Exhibit 99.1

Annual general meeting in IDEX Biometrics held on 23 May 2023

IDEX Biometrics ASA held its annual general meeting on 23 May 2023. 371.3 million shares or 32% of the capital was represented at the meeting.

All resolutions were passed as proposed in the notice of the meeting.

The following board was elected at the meeting:

Larry Ciaccia, chair

Board members: Deborah Davis, Annika Olsson, Morten Opstad, Adriana Saitta and Steve Skaggs.

The minutes of the meeting will be available at the company’s web site, www.idexbiometrics.com, in due course.

For further information contact:

Marianne Bøe, Head of investor relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a global technology leader in fingerprint biometrics, offering authentication solutions across payments, access control, and digital identity to create unmatched convenience and uncompromised security for users. Our solutions are based on patented and proprietary sensor technologies, integrated circuit designs, and software, targeting card-based applications for payments and digital authentication. We partner with leading card manufacturers and other industry experts to bring our solutions to market.

For more information, visit www.idexbiometrics.com

About this notice

This information is subject to disclosure pursuant to Euronext Oslo Børs rule book. The notice was published by Erling Svela, Vice president of finance, on 23 May 2023 at 12:00 CET on behalf of IDEX Biometrics ASA.